October 3, 2008

Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 7010
Washington, DC 20549
Attn:  Pamela Long, Assistant Director

Re:	Caprius, Inc. Registration Statement (No. 333-148792)

Ladies and Gentlemen:

Our detailed response to the comments in your Comment Letter of September 16, 2008 is set forth below.  The paragraphs of this letter are keyed to the numbered paragraphs in the Comment Letters to facilitate your review.  Attached is a copy of the Comment Letter to use in referencing the comments.  In addition, we have filed a marked copy of Amendment No. 3 to the above captioned Registration Statement ( the “Amendment”) showing the changes from the previously submitted Form S-1 Pre-Effective Amendment No. 2.

General

The items responded to in this letter apply to and the changes to the above-captioned registration statement have been made to Amendment No. 4 to the other pending registration statement (No. 333-141647), which is being filed contemporaneously with the Amendment.

We have simultaneously filed an amended Form 10-QSB/A for the quarter ended June 30, 2008 to items responded to in this letter.

(Note B) Summary of Significant Accounting Policies, page F-12

1.           This comment has been complied with as the carrying value of the reporting unit including goodwill has been added to the disclosure.

(Note E) – Equity Financing, page F-13

2.           This comment has been complied with.  The gross proceeds of the Series E offering was $2,500,000.  The fair value of the warrants included in the Series E offering was approximately

Pamela Long
Securities & Exchange Commission
October 3, 2008

$1,145,000 utilizing the Black-Scholes Valuation Model and a relative fair value of approximately $791,000.  Further, the Company determined that the Preferred Stock was issued with a gross beneficial conversion feature of approximately $2,353,000.  However, in accordance with the guidance of paragraph 6 of EITF 98-5, the beneficial feature which was recorded as a deemed preferred stock dividend was limited to $1,709,000.  The disclosure relating to the fair value of the warrants associated with the Series E offering has been appropriately updated.

(Note H) Commitments and Contingencies, page F-16

3.           This comment has been complied with.  We have included in our disclosure that this case is based on a royalty agreement and have included the approximate maximum royalty amount if the court were to concur with the Plaintiffs’ reading of the agreement.  The Company continues to assert that there are no royalties due subject to the royalty formula in the agreement and therefore have not accrued any royalties to date nor accrued any possible loss as to the other allegations in connection with this litigation, based upon our belief that there is no merit to such claims.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2008

Condensed Consolidated Statements of Operations, page 4

4.           This comment has been complied with, as we have reflected the corrections of these two errors prospectively in our June 30, 2008 condensed consolidated financial statements, and the corresponding condensed consolidated statement of stockholders’ equity.  We have also presented the June 30, 2007 condensed consolidated statements as they were reported in the June 30, 2007 10-QSB.

5.   This comment has been complied with.

Condensed Consolidated Statement of Stockholders’ Equity, page 5

6.           This comment has been complied with as the relative fair value of the warrants has been presented under the additional paid-in capital column of the statement of stockholders’ equity.

(Note 4) – Equity Financing, page 9

7.           This comment has been complied with as we have added the relative fair value of the warrants to the disclosure.  We have arrived at $1,526,000 as the maximum amount that could be recognized as contingent beneficial conversion feature. This was computed by reducing the total gross proceeds of

Pamela Long
Securities & Exchange Commission
October 3, 2008

$4,700,040 by the relative fair value of the warrants issued in connection with the Series F convertible preferred stock of $804,000, to arrive at $3,896,040, the related fair value of the Series F preferred stock.  The $3,896,040 was then reduced by $2,370,000 which was the beneficial conversion feature recognized upon the issuance of the Series F preferred stock.  The disclosure relating to the fair value of warrants associated with the Series F offering has been appropriately updated in the amended June 30, 2008 Form 10-QSB.

8.           While the issuance of the Series F convertible preferred stock did trigger a re-pricing adjustment clause for the Series D convertible preferred stock, we do not believe that an additional beneficial conversion feature of the Series D convertible preferred stock should have been recognized.  As per EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the beneficial conversion charge(s) cannot be greater than the initial proceeds received (or allocated) from issuing the convertible preferred stock.  The initial Gross Proceeds from the Series D convertible preferred stock was $3,000,000.  The relative fair value of the warrants issued in connection with the Series D convertible preferred stock was $446,134 and the initial beneficial conversion feature that was recognized upon the issuance of the Series D preferred stock was $1,317,061.  This left a maximum amount of $1,236,805 that could be recognized as contingent beneficial conversion feature.  Upon the issuance of the Series E preferred stock we recognized the remaining $1,236,805 of the beneficial conversion feature, thus maxing out the recognizable amount.

We have endeavored to be fully responsive to all of the staff’s comments.  Should you desire to discuss any of our responses, please contact me at (201) 342-0900 or our attorney, Bruce Rich at (212) 603-6780.

Sincerely,
/s/ Jonathan Joels
Jonathan Joels, Caprius, Inc. Vice President and Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 7010
September 16, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, NJ 07601

Re:	Caprius, Inc.
Registration Statement on Form S-1
Correspondence Submitted on August 29, 2008
File No. 333-148792

Dear Mr. Joels:

We have reviewed your correspondence and have the following comments.

(Note B) – Summary of Significant Accounting Policies, page F-7

[21] Goodwill, page F-12

1.
We have read your response to comment 5 in our letter dated July 8, 2008 and note the revised disclosure in your filing.  Please further revise your disclosure herein to state the carrying value of your reporting unit as of September 30, 2006 that includes goodwill, as the fair value of your reporting unit includes goodwill.  This will allow investors to compare comparable values.

(Note E) – Equity Financing. page F-13

2.
We note your response to continent 8 in our letter dated July 8, 2008.  In your table, the “revised” September 30, 2007 deemed dividend for the Series E convertible preferred stock’s beneficial conversion feature is $1,709,402.  We also note that this is the amount you have reflected as the deemed dividend for the Series E convertible preferred stock in the restated June 30, 2007 condensed consolidated statement of operations for the nine-months ended June 30, 2007.  In the December 31, 2007 consolidated financial statements included in the Forms S-1 amendments, you disclosed the beneficial conversion feature for the Series E convertible preferred stock should have been $1,355,000, which would result in a difference of approximately $992,000 instead of the $637,536 you state in your response letter, from the amount you actually recognized of $2,346,938.  Please revise your disclosures to clarify the amount the beneficial

Jonathan Joels
Caprius, Inc.
September 16, 2008

conversion feature for the Series E convertible preferred stock should have been.  In this regard, we note that the gross proceeds of the Series E offering are $2.5 million and the fair value of the warrants is $1,145,000, which leaves $1,355,000 as the gross proceeds for the Series E convertible preferred stock.  As such, it is unclear how $1,709,042 is the appropriate amount of the beneficial conversion feature for the Series E convertible preferred stock based on the guidance in paragraph 6 of EITF 98-5.  Please advise and revise your disclosures accordingly.

(NOTE H) – Commitments and Contingencies, page F-16

3.
We note your response to comment 10 in our letter dated July 8, 2008, and the disclosure provided in the June 30, 2008 Form 10-QSB footnote.  Specifically, we note that you intend to continue to disclose that you have not recorded an accrual for this litigation since you are unable to reasonably estimate the possible loss.  As noted in our previous comments, paragraph 8 of SFAS 5 states that a loss contingency should be recognized if you determine it is probable you have incurred a loss that can be reasonably estimated.  As such, please revise your disclosure to state that you have not recognized an accrual for the probable loss in connection with this litigation as you are unable to reasonably estimate the probable loss, if correct.  Also as previously requested, please revise your disclosure to state the amount or range of the reasonably possible loss in excess of accrual; otherwise, please disclose that you are unable to estimate the reasonably possible loss in excess of accrual along with an explanation as to why you are unable to estimate the amount of reasonably possible loss in excess of accrual in accordance with paragraph 10 of SFAS 5.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2008

Condensed Consolidated Statements of Operations, page 4

4.
We note your response to comment 9 in our letter dated July 14, 2008.  We note that you retroactively reflected the correction of the two accounting errors for the recognition of the beneficial conversion features for your Series D and Series E convertible preferred stocks by restating your previously filed condensed consolidated statement of operations for the nine-months ended June 30, 2007.  In our letter we had stated that we would not object to you not restating your September 30, 2007 financial statements.  We indicated that you could correct these two errors on a prospective basis in your condensed consolidated statements of operations for the three-months and nine-months ended June 30, 2008.  Please amend your June 30, 2008 Form 10-QSB to either:

•
Present June 30, 2007 condensed consolidated financial statements as previously filed in your June 30, 2007 Form 10-QSB.  Please then reflect the correction of these two errors prospectively in your June 30, 2008 condensed consolidated financial statements.  Or,

Jonathan Joels
Caprius, Inc.
September 16, 2008

•
If you continue to reflect the correction of these two errors in your June 30, 2007 condensed consolidated financial statements, you will also need to amend your September 30, 2007 Form 10-KSB to restate your September 30, 2007 consolidated financial statements to correct these two errors.  In addition, you must address all of the items we listed at the end of our letter dated July 14, 2008 for restatement of financial statements circumstances, such as your restatement of your June 30, 2007 and September 30, 2007 consolidated financial statements.

Please also note that the correction of these errors should be reflected in the corresponding condensed consolidated statement of stockholders’ equity as well as the condensed consolidated statement of operations.  Please also revise the consolidated financial statements included in both Forms S-1, as appropriate.

5.
If you choose to reflect the correction of an error prospectively in your June 30, 2008 consolidated financial statements, please revise the penultimate paragraph on page 10 in a separate footnote to address each of the following, as previously requested:

•
For your Series E convertible preferred stock, disclose (a) the amount of the beneficial conversion feature originally recognized; (b) the amount of the beneficial conversion feature that should have been recognized; (c) an explanation of the error (i.e., you recognized a beneficial conversion feature in excess of the gross proceeds allocated to the Series E convertible preferred stock); and (d) how you are correcting the error in the consolidated financial statements.

•
For your Series D convertible preferred stock, please disclose (a) that you did not previously recognize the contingent beneficial conversion feature that resulted from the trigger of the re-pricing adjustment clause by the issuance of the Series E convertible preferred stock; (b) an explanation of how you should have accounted for the trigger of the re-pricing adjustment clause; and (c) how you are correcting the error in the consolidated financial statements.

Condensed Consolidated Statement of Stockholders’ Equity, pane 5

6.
When you amend your June 30, 2008 Form 10-QSB, please revise your statement of stockholders’ equity to separately present the relative fair value of the warrants under the additional paid-in capital column from the relative fair value allocated to the corresponding preferred stock issuance, as previously requested.

Note 4 – Equity Financing, page 9

7.
We note that you disclosed the maximum additional beneficial conversion feature that could be recognized for your Series F convertible preferred stock if the re-pricing adjustment clause is triggered is $1,526,000.  It is unclear how you arrived at such amount.  In this regard, we note the following:

Jonathan Joels
Caprius, Inc.
September 16, 2008

•	Total gross proceeds are $4.7 million.
•	Total relative fair value of the warrants issued in connection with the Series F convertible preferred stock is $970,000.
•	Beneficial conversion feature recognized upon issuance of the Series F convertible preferred stock is $2,370,000.

As such, it would appear that the remaining amount of gross proceeds allocated to the Series F convertible preferred stock for which a beneficial conversion feature has not already been recognized is $1,360,000.  Based on the guidance in paragraph 6 of EITF 98-5, please tell us how you arrived at $1,526,000 as the maximum amount that could be recognized as contingent beneficial conversion feature and revise your disclosures accordingly.

8.
We note your response to comment 7 in our letter dated July 8, 2008.  Specifically, you note that the $1.2 million of contingent beneficial conversion feature that should have been recognized for the Series D convertible preferred stock is only for the issuance of the Series E convertible preferred stock.  We further note your disclosure in the first paragraph on page 10 that the re-pricing adjustment clause for the Series D convertible preferred stock was triggered with the issuance of the Series F convertible preferred stock.  As such, it would appear as though a contingent beneficial conversion feature should have been recognized for the Series D convertible preferred stock.  Please tell us the amount of the additional beneficial conversion feature you should have recognized and how you intend to correct this error.  Please refer to our comment letter dated July 14, 2008 for guidance.  If you do not believe additional contingent beneficial conversion feature for the Series D convertible preferred stock should have been recognized, please provide us with a detailed explanation as to how you came to this determination.

Jonathan Joels
Caprius, Inc.
September 16, 2008

As appropriate, please amend your registration statement in response to these comments.  You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.  Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc:	Bruce A. Rich, Esq.
Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022